UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 14, 2017

LINN ENERGY, INC.

(Exact name of registrant specified in its charter)

Delaware	000-51719	81-5366183
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Travis Street Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(281) 840-4000

(Registrant’s telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On December 14, 2017, Linn Energy, Inc. (the “Company”) issued a press release announcing that it intends to commence a tender offer to purchase at least $250 million of its common stock at a premium to the current market price prior to year-end 2017 and plans to separate the Company into three standalone companies by mid-2018. Additionally, the press release provides an operational update on Roan Resources LLC. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

IMPORTANT INFORMATION ABOUT PROPOSED TENDER OFFER

The discussion of the proposed tender offer in this Current Report on Form 8-K, including the exhibit hereto, is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Any tender offer will be made only pursuant to an Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO that will be filed contemporaneously with the SEC in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent for the tender offer.

Cautionary Note Regarding Forward-Looking Statements

Statements made in this Current Report on Form 8-K, including the exhibit hereto, that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and may cause actual results to differ materially from those implied or anticipated in the forward-looking statements, including, among others, our ability to initiate our proposed tender offer, our ability to identify and consummate strategic opportunities, our financial performance and results, availability of sufficient cash flow to execute our business plan, ability to execute planned asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibit.

Exhibit Number	Description

Exhibit 99.1	Press release dated December 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 14, 2017	LINN ENERGY, INC.

	By:	/s/ Candice J. Wells
	Name:	Candice J. Wells
	Title:	Senior Vice President, General Counsel and Corporate Secretary